

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

Via E-mail
Maurizio Vecchione
Chief Executive Officer
SRKP 16, Inc.
5777 West Century Blvd., Suite 360B
Los Angeles, CA 90045

> **Re: SRKP 16, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed March 15, 2012**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 23, 2012**
> **File No. 000-52932**

Dear Mr. Vecchione:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. As you know, we are reviewing your Form 8-K and have issued comments in connection with that review. Please note that you should not file a Definitive Information Statement on Schedule 14C until you have resolved all comments raised on the Form 8-K or advise.

2. Please note that Item 1 of Schedule 14C incorporates the disclosure requirements of Schedule 14A. As such, please include the information required by Item 8 of Schedule 14A or tell us why it is not applicable.

Form 8-K

General

3.   Please note that the company, and not its counsel, is required to make the acknowledgments listed in the bullet points at the end of the letter.

4.   We note your response to comment 3 that you are providing the source material separately. We are unable to locate this material and therefore reissue our prior comment.

5.   We note your response to comment 7 that shareholder approval was not required for SRKP 16. Please tell us your basis for such determination in light of the share and warrant cancellations disclosed on page 2.

Item 2.02 Results of Operations and Financial Condition, page 43

Management's Discussion and Analysis, page 43

6.   We note your response to comment 4 that if the notes are not converted, your operations would be curtailed. Please revise to clarify if you would be able to remain solvent if a default is called and the notes are not converted in the amounts expected.

7.   We note your response to comment 12. Please revise your anticipated time frames to clarify the dates when you anticipate beginning and completing each milestone.

Item 3.02 Unregistered Sales of Equity Securities, page 47

8.   We note your response to comment 13 that the Placement Agents are currently marketing to potential investors. Please describe the marketing efforts and disclose the number of persons that purchased in each placement.

9.   We note your disclosure on page 52 in which you indicate you sold an additional 610,00 Units. This appears to be a typo. Please revise to correct or advise.

The CSMC License, page 61

10.   We note your response to comment 19. Please elaborate on the "exclusive right to negotiate." Also, clarify the reference to "field of use."

11.   Please tell us why you have included a risk factor in this section discussing your private placement.

Executive Officers and Directors Following Share Exchange, page 61

12.   We note your response to comment 21 in which you have revised your disclosure to

describe Doctors Ljubimov and Hollers' backgrounds. Please further revise this section to clearly indicate their dates of employment with each employer listed.

Executive Compensation, page 69

13.   We note your response to comment 24. Please file these agreements as exhibits as soon as possible.

Certain Relationships and Related Transactions, page 73

14.   We note your response to comment 25 and we reissue our prior comment. Please revise your disclosure to quantify the amount each of the former controlling stockholders and control persons received as a result of these transactions and their interests in the placement agents.

Report of Independent Registered Public Accounting Firm, page F-1

15.   Please revise to include the electronic signature of the registered public accounting firm, Rose, Snyder & Jacobs.

16.   Please file Item 4.01 of Form 8-K to report the recent change in accountants, providing all the disclosures required by Item 304 of Regulation S-K.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jessica Barberich, Assistant Chief Accountant, 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

                                             Sincerely,

                                             /s/ Duc Dang

                                             Duc Dang
                                             Senior Counsel